(415) 856-7007
davidhearth@paulhastings.com
(212) 318-6054
vadimavdeychik@paulhastings.com


July 9, 2021

Lisa N. Larkin
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:      TCW Direct Lending VIII, LLC (the    Company   )
         File Numbers: 000-56287

Dear Ms. Larkin:

This letter responds to your comments provided by the staff of the Division of Investment
Management (the    Staff   ) of the Securities and Exchange Commission (the
Commission   ) to the
undersigned with respect to the Company   s registration statement on Form 10 (
  Registration
Statement   ) in connection with the registration of the Company   s limited
liability company
interests under Section 12(g) of the Securities Exchange Act of 1934 (the
Exchange Act   ).

The responses to your comments are reflected below. We have restated your comments for ease of reference. Capitalized terms shall have the same meaning as in the Registration Statement, unless otherwise indicated.

Explanatory Note (Page 1)

      1. Staff Comment: In the second paragraph, disclosure describes certain provisions of the
         Exchange Act to which the Company will be subject. Please clarify that the Company will be subject to the proxy rules in section 14 of the Exchange Act and that the
         Company, directors, officers, and principal Unitholders will be subject to the reporting requirements of sections 13 and 16 of the Exchange Act.

         Response: Comment accepted and the following language will be added in the amended
         Registration Statement:

         Upon the effectiveness of this Registration Statement, the Company will also be subject to the proxy rules in Section 14 of the 1934 Act, and the Company and its directors, officers and principal Unitholders will be subject to the reporting requirements of
      Sections 13 and 16 of the Exchange Act.

   2. Staff Comment: Please add the following:

      a. The Company is an    emerging growth company,    as defined in the
Jumpstart Our
         Business Startups Act of 2012. As a result, the Company is eligible to take advantage of certain reduced disclosure and other requirements that are otherwise applicable to public companies including, but not limited to, not being subject to the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002.

      b. The Commission maintains an Internet Website (http://www.sec.gov) that contains the reports mentioned in this section.

      Response: Comments accepted and the requested changes will be made in the amended
      Registration Statement.

Summary of Risk Factors (Page 3)

   3. Staff Comment: Please add the following bullet points:

             We will invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment
           grade securities, which are often referred to as    junk,    have
predominantly
           speculative characteristics with respect to the issuer   s capacity
to pay interest and
           repay principal. They will also be difficult to value and are illiquid.

             If the Company makes additional offerings of its Units in the future, an investor may
           be required to make additional purchases of the Company   s Units on
one or more
           dates to be determined by the Company.

             Repurchases of Units by the Company, if any, are expected to be limited.

             An investment in the Company may not be suitable for investors who may need the money they invest in a specified time frame.

             You should not expect to be able to sell your Units regardless of how we perform.

             If you are unable to sell your Units, you will be unable to reduce your exposure on any market downturn.

      Response: Comments accepted and the requested changes will be made in the amended
      Registration Statement.




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    4. Staff Comment: At the end of the thirteenth bullet point, please add, Any capital returned to you through distributions will be distributed after payment of fees and
      expenses.    Please also add a definition of    return of capital,
using plain English.

       Response: Comments accepted and the following language will be added in the amended registration statement:

       A return of capital is a return to investors of a portion of their original investment in the
       Company. A return of capital is treated as a non-dividend distribution for tax purposes and is not subject to current tax. A return of capital reduces a
shareholder   s tax cost basis
       in Company   s Units.

Item 1(a). General Development of Business (Page 4)

   5. Staff Comment: Please disclose in this section whether the Company intends to be diversified or non-diversified under section 5 of the Investment Company Act of 1940
      (   Investment Company Act    or    1940 Act   ) and explain the
implications of such sub-
      classification.

      Response: Comment accepted. The Company will disclose that it intends to be non-
      diversified under section 5 of the Investment Company Act which means that the
      Company may invest a higher portion of the Company   s assets in the
securities of a
      single issuer or a few issuers.

   6. Staff Comment: Please disclose in this section the expected maturity and duration of the corporate debt and other loans in which the Company will invest.

      Response: Comment accepted. The Company will disclose the expected range of the maturity and duration of the corporate and other loans in which the Company will invest.

   7. Staff Comment: In the third paragraph, disclosure states that the Company will seek to
      generate    attractive risk-adjusted returns.    Please clarify which
risks are associated with
      the Company   s strategy (e.g., credit risk, default risk, etc.).

      Response: The Company respectfully submits that the risks factors applicable to the
      Company   s investment strategy are already disclosed under Item 1A. Risk
Factors. As a
      result, the Company believes that no further revisions are necessary at this time.

   8. Staff Comment: Please clarify in this section if    portfolio companies
 is referring to
      portfolio companies of the BDC, Private Credit Group, Adviser, and/or TCW Group.
      Also, consider whether to add disclosure regarding potential conflicts of interest or related transactions.

      Response: The Company respectfully submits that    portfolio companies
refers to
      portfolio companies of the Company. The Company will add applicable language in the amended Registration Statement to clarify this point. With respect to additional

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        disclosure regarding conflicts of interests or related transactions, the Company believes that this disclosure already exists under Item 1A. Risk Factors and Item
7. Certain
       Relationships and Related Transactions, and Director Independence Relationship with the Adviser and Potential Conflicts of Interest. As a result, the Company believes that no further revisions to those other sections are necessary at this time.

Item 1(a) General Development of Business

   9. Staff Comment: In the last sentence of the first paragraph, disclosure
states,    We will
      consider financings for many different purposes, including corporate acquisitions, growth opportunities, liquidity needs, rescue situations, recapitalizations, debtor-in-possession
      (   DIP   ) loans, bridge loans and Chapter 11 exits.    Please provide
definitions for    rescue
      situations, recapitalizations, debtor-in-possession loans, and Chapter 11
exits,    using
      plain English.

       Response: Comment accepted and the requested change will be made in Risk Factors section in the amended Registration Statement.

Investment Management and Advisory Agreement (page 8)

   10. Staff Comment: In the first paragraph, disclosure states that Unitholders will be required to return distributions in certain circumstances. Please supplementally explain the legal basis for requiring Unitholders to return distributions.

       Response: The Company is permitted to require return of distributions in certain
       circumstances pursuant to the Company   s LLC Agreement and in
accordance with the
       Delaware Limited Liability Company Act, such as in case of a distribution that exceeded the amount that would allow the Company to remain solvent.

Management Fee (Page 8)

   11. Staff Comment: Please clarify and disclose if the management fee will be paid on assets that are not under management (i.e., capital commitments).

       Response: The Company respectfully submits that the management fee will be paid on
          gross assets    as such term is defined in the Registration
Statement.    Gross assets    does
       not include capital commitments.

Incentive Fee (Page 9)

   12. Staff Comment: Please describe the calculations with respect to incentive fees on net investment income and capital gains, if applicable.

       Response: The Company respectfully submits that the current disclosure adequately describes the incentive fee calculation, including each step of the calculation, and no


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       further disclosure is necessary at this time, except for the example to be added as noted
      below.

   13. Staff Comment: Please include a graphic depicting the incentive fee, plus examples demonstrating its operation.

      Response: The Company will provide example calculations of the incentive fee in the amended Registration Statement. The Company respectfully declines to add the requested graphic because it believes that information included under the section titled Incentive
      Fee (in bold and italics) is useful to Unitholders and provides concrete examples of the effect of the Hurdle on the incentive fee calculation.

   14. Staff Comment: Please consider disclosing a fee table that conforms to the requirements of Item 3.1 of Form N-2 adjacent to this section. Please also consider disclosing an expense example that conforms to the requirements of Instruction 11 to
Item 3.1 of Form
       N-2. We believe that such disclosure would be helpful to investors.

      Response: The Company respectfully declines to add the requested disclosure. Given the fact that the Form 10 registration statement does not require such disclosure, such disclosure has not been included in the Form 10 registration statements of other private
      BDCs, and given the sophisticated nature of the Company   s investors
(i.e., not retail
      investors), the Company does not believe it is necessary to include such disclosure

Administration Agreement (Page 9)

   15. Staff Comment: Please disclose whether any of the waivers are subject to reimbursement.

      Response: Expenses subsidized by the Adviser in order for the Company to remain within the expense limits specified under the Company Expenses Limitation are subject to recoupment by the Adviser for a period of three years but may be recouped only if the operating expenses fall below the limitation when recouped. The Form 10 provides
      disclosure under the heading    Expenses    about the limitation and
possible recoupment.

Employees (Page 11)

   16. Staff Comment: In the second paragraph, disclosure states,       Item 5.
Directors and
       Executive Officers    will be an employee of the Adviser.    Please
revise.

      Response: Comment accepted and the requested change will be made in the amended
      Registration Statement.

The Private Offering (Page 12)

   17. Staff Comment: In the second paragraph, disclosure generally describes the terms of a
       subscription agreement in connection with an investor   s commitment to
make future

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        capital contributions to the Company. Please disclose in this section what happens to investors who fail to honor their commitment obligations.

       Response: Comment accepted and the requested disclosure will be added to the amended
       Registration Statement.

Commitment Period (Page 14)

   18. Staff Comment: In the second paragraph, disclosure describes a    Key
Person Event    and
       certain related consequences. Please add disclosure that explains who determines whether such an event has occurred, how long it could take for the determination to be made, and
       what it means to    fail to devote substantially all of his or her
business time.

       Response: Comment accepted and the requested disclosure will be added to the amended
       Registration Statement.

Regulations as a Business Development Company (Page 15)

   19. Staff Comment: The third paragraph generally refers to the allocation of investment
       opportunities based on, among other things,    existing commitments.
Please explain to us
       whether the Company will make capital commitments that may be unfunded for some period of time. If so, please explain to us whether the Company will treat its unfunded commitments as senior securities under section 61 of the Investment Company Act. If the
       Company will have unfunded commitments that it will not treat as senior securities, please provide us with a representation that the Company reasonably believes that its assets will provide adequate cover to allow it to satisfy its future unfunded investment commitments, and include an explanation as to why the Company believes it will be able to cover its future unfunded investment commitments.

       Response: The Company respectfully submits that it may make capital commitments that may be unfunded for some period of time. The Company does not intend to treat such unfunded commitments as senior securities under Section 61 of the Investment Company
       Act. The Company represents, however, that it reasonably believes that its liquid assets and other resources will at all times provide adequate cover to allow it to satisfy its future unfunded investment commitments, including through the use of cash on hand,
       outstanding capital commitments and available line of credit facilities.
The Company   s
       compliance activities will include on-going monitoring of this aspect of its operations.

Senior Securities

   20. Staff Comment: Disclosure in this section, and in other sections throughout the registration statement (e.g., page 5 regarding a 1:1 debt-to-equity ratio), states that the
       Investment Company Act of 1940 requires a business development company (
  BDC   ) to
       maintain an asset coverage ratio of at least 200% if such BDC issues senior securities.
       Section 61(a)(2) permits a BDC to maintain an asset coverage ratio of 150%, under


                                                 6
        certain circumstances. Please tell us which ratio the Company intends to use and revise the registration statement accordingly, if necessary.

       Response: The Company respectfully submits that it currently intends to maintain an asset coverage ratio of at least 200%. As a result, no further revisions are necessary at this time.

Risk of Subordinated or Mezzanine Financing (Page 29)

   21. Staff Comment: It appears that the Company may hold a significant amount of covenant-lite loans. If the Company will hold a significant amount of covenant-lite loans, please revise your principal risks disclosure to include the heightened risks associated with covenant-lite loans.

       Response: The Adviser does not expect that investments in covenant-lite loans will
       constitute a principal strategy or a material part of the Company   s
assets. For that reason,
       additional disclosure about covenant-lite loans has not been added.

Non-U.S. Investment Risk (Page 29)

   22. Staff Comment: This section states that the Company may invest up to 30% of its gross assets in portfolio companies domiciled outside of the United States. If foreign and/or emerging market investments are a principal investment strategy, please add appropriate
       disclosure to the section titled,    General Development of Business
under    Item 1.
       Business.

       Response: The Adviser does not expect that investments in companies domiciled outside of the United States will constitute a principal strategy or a material part of the
       Company   s assets. For that reason, additional disclosure about
companies domiciled
       outside of the United States has not been added.

Effects of Varying Terms of Classes of Units (Page 30)

   23. Staff Comment: This section refers to the possibility that the Company will issue preferred stock. Please confirm that the Company will not issue preferred shares within one year. Otherwise, please add appropriate strategy, risk, and fee table (e.g., dividend expenses) disclosure.

       Response: The Company confirms that it does not currently intend to issue preferred stock within one year from commencement of operations.

Borrowing Money (Page 31)

   24. Staff Comment: In the second line of the first paragraph, disclosure
states,    Subject to
       the borrowing limitation imposed on us by the 1940 Act, the Company and any wholly owned subsidiary of the Company may borrow from or issue senior debt securities to

                                                 7
       banks, insurance companies and other lenders in the future.    Please
tell us whether such
      subsidiaries are domestic or foreign.

      Response: The Company does not currently intend to form any such subsidiary. To the extent such subsidiary is formed in the future, domicile of such subsidiary will be disclosed in the applicable 1934 Act report to Unitholders, as necessary.

Revenues (Page 37)

   25. Staff Comment: Disclosure in the first paragraph refers to
payment-in-kind (   PIK   )
       interest. If seeking PIK interest is a principal investment strategy, please disclose that, to the extent original issue discount instruments, such as zero coupon bonds and PIK loans,
       constitute a significant portion of the Company   s income, investors
will be exposed to
       typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of cash, including the following:

            The higher interest rates of PIK loans reflect the payment deferral and increased credit risk associated with these instruments, and PIK instruments generally represent a significantly higher credit risk than coupon loans;

            PIK loans may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral;

            Market prices of zero-coupon or PIK securities are affected to a greater extent by interest rate changes and may be more volatile than securities that pay interest periodically and in cash. PIKs are usually less volatile than zero-coupon bonds, but more volatile than cash pay securities;

            Because original issue discount income is accrued without any cash being received by the Company, required cash distributions may have to be paid from offering proceeds or the sale of Company assets without investors being given any notice of this fact;

            The deferral of PIK interest increases the loan-to-value ratio, which is a measure of the riskiness of a loan;

            Even if the accounting conditions for income accrual are met, the borrower could still
          default when the Company   s actual payment is due at the maturity of
the loan; and

            Original issue discount creates risk of non-refundable cash payments to the adviser based on non-cash accruals that may never be realized.

      Response: The Adviser does not expect that seeking PIK interest will constitute a principal strategy for the Company. For that reason, additional disclosure about PIK interest has not been added.


                                                  8
 26. Staff Comment: We note that the Company will invest in convertible securities. If the
    Company expects to invest in contingent convertible securities (   CoCos
), the Company
    should consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the Company invests in CoCos, and the characteristics of the CoCos (e.g., the credit quality, the conversion triggers). If CoCos are or will be a principal type of investment, the Company should provide a description of them and should provide appropriate risk disclosure. In addition, please supplementally inform us whether the Company intends to invest in CoCos and the amount the Company will invest in CoCos.

   Response: The Adviser does not expect that investments in CoCos will constitute a
   principal strategy or a material part of the Company   s assets. For that
reason, additional
   disclosure about CoCos has not been added.

Interested Directors (Page 42)

27. Staff Comment: Please ensure that the formatting is consistent in this section, e.g., the first director listed appears to have a heading in bold font, while second director listed does not.

   Response: Comment accepted and the requested change will be made in the amended
   Registration Statement.

28. Staff Comment: Please include biographical information for David Wang consistent with disclosure about other executive officers.

   Response: Comment accepted and the requested disclosure will be added to the amended
   Registration Statement.

Exhibit Index

29. Staff Comment: Please include the amended and restated LLC agreement. We may have further comments.

   Response: Comment accepted. Amended and restated LLC agreement will be included as an exhibit to the amended registration statement.

Accounting Comments

Expenses (Page 37)

30. Staff Comment: In the second paragraph, disclosure states,    We, and
indirectly our
    Unitholders, will bear all costs, expenses and liabilities in connection with our operations, administration and transactions, including, without limitation: (a) organizational expenses
    and expenses associated with the issuance of the Units.    Please include
an estimate of
    these expenses.

                                             9
        Response: The Company believes that providing the requested estimates would be misleading because such amounts are largely dependent on the size of the offering and
       the Company   s capital commitments, neither of which have been finally
determined as of
       this date. In order to provide more clarity as to how such amounts would be accounted for and calculated, the Company has included the following disclosure:

                 the Company will not bear more than an amount equal to 10 basis points of the aggregate capital commitments to the Company for organization and offering costs;
                 if the offering is not successful, the Adviser or its affiliates will incur such organization and offering costs; and
                 as there has been no formal commitment of external capital as of the date of issuance of the financial statements, no such costs have been recorded by the
               Company.

       The Company further confirms that as of the date of the financial statements, the total size of the offering is unknown. As the Company secures formal capital commitments and incurs organization costs, the Company will record such costs in accordance with accounting principles generally accepted in the United States and update its disclosures, as appropriate.

                                               ********



Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above. Thank you.

Very truly yours,

/s/Vadim Avdeychik

Vadim Avdeychik
for PAUL HASTINGS LLP

cc:
       Jay Williamson, Branch Chief
       Christian Sandoe, Assistant Director
       Andrew Kim
       Beth Clarke
       David Hearth




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